On September 29, 2016, a special meeting of the shareholders of the API Efficient Frontier Value Fund (the “Value Fund”) was held at the offices of the American Pension Investors Trust for the purpose of:

Approve the Agreement and Plan of Reorganization and related transactions that provide for the transfer of all of the assets of the Value Fund to the API Capital Income Fund (the “Capital Income Fund”) in exchange for shares of the Capital Income Fund and the assumption by the Capital Income Fund of the known liabilities of the Value Fund, and the distribution of such shares to shareholders in complete liquidation of the Value Fund.

For:	619,302
Against:	0
Abstained:	0